SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 6)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

COX RADIO, INC.

(Name of Subject Company (Issuer))

COX ENTERPRISES, INC.

COX MEDIA GROUP, INC.

(Names of Filing Persons (Offerors))

CLASS A COMMON STOCK, PAR VALUE $0.33 PER SHARE

(Title of Class of Securities)

224051102

(CUSIP Number of Class of Securities)

Andrew A. Merdek, Esq.

Cox Enterprises, Inc.

6205 Peachtree Dunwoody Road

Atlanta, Georgia 30328

Telephone: (678) 645-0000

(Name, address and telephone number of

person authorized to receive notices

and communications on behalf of filing persons)

Copy to:

Stuart A. Sheldon, Esq. Thomas D. Twedt, Esq. Dow Lohnes PLLC 1200 New Hampshire Avenue, N.W. Washington, D.C. 20036 Telephone: (202) 776-2000	Jay M. Tannon, Esq. Frank M. Conner III, Esq. Michael P. Reed, Esq. DLA Piper US LLP 500 8th Street Washington, DC 20004 (202) 799-4000

CALCULATION OF FILING FEE

Transaction Valuation(1): $65,237,321	Amount of Filing Fee(2): $3,641

(1)	Estimated solely for the purpose of calculating the amount of the filing fee in accordance with the Securities Exchange Act of 1934 based on the product of (i) $3.80 (i.e., the tender offer price) and (ii) 17,167,716, the estimated maximum number of shares of Class A common stock, par value $0.33 per share, of Cox Radio, Inc. Such number of Shares represents the 20,759,670 Shares outstanding as of March 17, 2009, less the 3,591,954 Shares already beneficially owned by Cox Enterprises, Inc.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934 equals $55.80 for each $1,000,000 of value. The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934 and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$3,641
Filing Party:	Cox Enterprises, Inc. and Cox Media Group, Inc.
Form or registration no.:	Schedule TO-T
Date Filed:	March 23, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☒	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Explanatory Note

This Amendment No. 6 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO on March 23, 2009 (as previously amended and supplemented, the “Schedule TO”), by Cox Enterprises, Inc., a Delaware corporation (“Enterprises”), and Cox Media Group, Inc., a Delaware corporation and a wholly-owned subsidiary of Enterprises (“Media”). The Schedule TO relates to the offer by Media to purchase all of the issued and outstanding shares of Class A common stock, par value $0.33 per share (the “Shares”), of Cox Radio, Inc., a Delaware corporation (the “Radio”), not owned by Media upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements from time to time thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

Item 13 of the Schedule TO, the information required by Schedule 13E-3, is being amended and supplemented by this Amendment No. 6, among other things, to again add Radio as a filing party and incorporate disclosures relating to Radio. The items of the Schedule TO set forth below are hereby further amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The information contained in the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) originally filed by Radio with the Securities and Exchange Commission on April 3, 2009, as amended and supplemented by Amendment Nos. 1 and 2, copies of which is attached hereto as Exhibit (a)(2)(A)(i) to (a)(2)(A)(iii), respectively, is incorporated by reference herein.

Item 13 — Information Required by Schedule 13E-3

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase under the caption “Summary Term Sheet” is incorporated by reference herein.

Item 2. Subject Company Information

(a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(b) Securities. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein.

(c) Trading Market and Price. The information set forth in Sections 6 and 10 of the Offer to Purchase entitled “Price Range of Shares; Dividends” and “Possible Effects of the Offer on the Market for the Shares”, respectively, is incorporated by reference herein.

(d) Dividends. The information set forth in Sections 6 of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated by reference herein.

(e) Prior Public Offerings. None.

(f) Prior Stock Purchases. The information set forth in “Item 6 — Interest in Securities of the Subject Company” of the Schedule 14D-9 and in Schedule B to the Offer to Purchase is incorporated by reference herein.

Item 3. Identity and Background of Filing Person(s)

(a) Name and Address. The information set forth in “Item 1 — Subject Company Information” of the Schedule 14D-9 is incorporated by reference herein. The filing person is the subject company.

(b) Business and Background of Entities. The information set forth in Schedule A to the Offer to Purchase is incorporated by reference herein.

(c) Business and Background of Natural Persons. The information set forth in Schedule A to the Offer to Purchase is incorporated by reference herein.

Item 4. Terms of the Transaction

(a) (1) Material Terms (Tender Offers). The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 and in the “Summary Term Sheet”, “Introduction”, and Sections 1, 3, 4 and 5 of the Offer to Purchase entitled “Terms of the Offer; Expiration Date”; “Procedures for Tendering Shares”; “Withdrawal Rights” and “Certain Material U.S. Federal Income Tax Consequences of the Offer”, respectively, is incorporated by reference herein.

(a) (2) Material Terms (Mergers or Similar Transactions). Not applicable.

(c) Different Terms. Not applicable.

(d) Appraisal Rights. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 and the section of the Offer to Purchase entitled “Appraisal Rights; Rule 13e-3” is incorporated by reference herein.

(e) Provisions for Unaffiliated Security Holders. Radio has made no arrangements in connection with the Offer to provide holders of Shares access to its corporate files or to obtain counsel or appraisal services at its expense.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) Transactions. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(b) Significant Corporate Events. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(c) Negotiations or Contacts. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in “Item 3 — Past Contacts, Transactions, Negotiations and Agreements” and “Item 4 — The Solicitation or Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer” and “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” is incorporated by reference herein.

(c)(1)-(8) Plans. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purposes and Structure of the Offer”; “Special Factors — Plans for Radio After the Offer”; “Special Factors — Conduct of Radio’s Business of the Offer Is Not Consummated”; and Section 10 of the Offer to Purchase entitled “Possible Effects of the Offer on the Market for the Shares” is incorporated by reference herein.

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information contained in the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer” and “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer” is incorporated by reference herein.

(b) Alternatives. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendations” of the Schedule 14D-9 is incorporated by reference herein.

(c) Reasons. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendations” of the Schedule 14D-9 is incorporated by reference herein.

(d) Effects. The information contained in “Item 8 — Appraisal Rights” of the Schedule 14D-9 and the sections of the Offer to Purchase entitled “Summary Term Sheet”; “Introduction”; “Special Factors — Purpose and Structure of the Offer; Our Reasons for the Offer”; “Special Factors — Plans for Radio After the Offer; Certain Effects of the Offer”; “Special Factors — Interests of Certain Persons in the Offer”; and Sections 5 and 10 of the Offer to Purchase entitled “Certain Material U.S. Federal Income Tax Consequences of the Offer” and “Possible Effects of the Offer on the Market for the Shares”, respectively, is incorporated by reference herein.

Item 8. Fairness of the Transaction

(a) Fairness. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(b) Factors Considered in Determining Fairness. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(c) Approval of Security Holders. The Offer is structured so that at least a majority of unaffiliated security holders must tender their Shares before any Shares can be purchased in the Offer.

(d) Unaffiliated Representative. An unaffiliated representative was not retained to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the transaction or preparing a report concerning the fairness of the transaction. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(e) Approval of Directors. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(f) Other Offers. None.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

(a) Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendation” and “Item 5 — Persons/Assets, Retained, Employed, Compensated or Used” of the Schedule 14D-9 is incorporated by reference herein.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in “Item 4 — Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Radio during its regular business hours by any interested holder of shares of Radio’s common stock or representative of the interested holder who has been so designated in writing.

Item 10. Source and Amounts of Funds or Other Consideration

(a) Source of Funds. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.

(b) Conditions. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.

(c) Expenses. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.

(d) Borrowed Funds. The information set forth in Sections 9 and 11 of the Offer to Purchase entitled “Source and Amount of Funds” and “Fees and Expenses”, respectively, is incorporated by reference herein.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in “Item 3 — Enterprises and Media Share Ownership; Interlocking Directors and Officers; Director and Officer Ownership of Shares; Director and Officer Stock Options; Director and Officer Restricted Shares” of the Schedule 14D-9 is incorporated by reference herein.

(b) Securities Transactions. The information set forth in “Item 6 — Interests in Securities of the Subject Company” of the Schedule 14D-9 is incorporated by reference herein.

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in “Item 4 — Intent to Tender” of the Schedule 14D-9 is incorporated by reference herein.

(e) Recommendations of Others. The information set forth in “Item 4 — Solicitation Recommendation; Background of the Offer; Reasons for the Special Committee Recommendation” of the Schedule 14D-9 is incorporated by reference herein.

Item 13. Financial Information

(a) Financial Statements. The information set forth in Section 7 of the Offer to Purchase entitled “Certain Information Concerning Radio” is incorporated by reference herein.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) Solicitations or Recommendations. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 11 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.

(b) Employees and Corporate Assets. The information set forth in “Item 5 — Persons/ Assets Retained, Employed, Compensated or Used” of the Schedule 14D-9 and in Section 11 of the Offer to Purchase entitled “Fees and Expenses” is incorporated by reference herein.

Item 15. Additional Information

(b) Other Material Information. The information set forth in “Item 8 — Additional Information” of the Schedule 14D-9 is incorporated by reference herein.

Item 16. Exhibits

The information required by this Item 16 is included below as part of Item 12.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated March 23, 2009.

(a)(1)(B)*	Letter of Transmittal.

(a)(1)(C)*	Notice of Guaranteed Delivery.

(a)(1)(D)*	Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)*	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)*	Summary Advertisement to be published on March 24, 2009.

(a)(1)(H)*	Cox Enterprises, Inc. press release, dated March 23, 2009.

(a)(1)(I)*	Letter to Board of Directors of Cox Radio, Inc., dated March 22, 2009 (incorporated by reference to Exhibit 7.02 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(a)(1)(J)*	Notice to Participants of Cox Radio, Inc. Employee Stock Purchase Plan to be mailed by Cox Enterprises to plan participants.

(a)(1)(K)*	Email correspondence to employees of Cox Enterprises and Cox Radio from Cox Enterprises delivered on March 23, 2009.

(a)(1)(L)*	Press release issued by Cox Enterprises, Inc. on April 20, 2009, entitled “Cox Enterprises, Inc. Extends Tender Offer for Cox Radio.”

(a)(1)(M)*	Press release issued by Cox Enterprises on April 29, 2009, entitled “Cox Enterprises, Inc. to Increase Tender Offer Price for Cox Radio to $4.80 per Share and Extend Offer.”

(a)(1)(N)*	Amended and Restated Offer to Purchase, dated April 29, 2009.

Exhibit No.	Description
(a)(1)(O)*	Amended and Restated Letter of Transmittal.

(a)(1)(P)*	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(Q)*	Amended and Restated Letter from Citigroup Global Markets Inc. to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(R)*	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(2)(A)(i)*	Solicitation/Recommendation Statement on Schedule 14D-9 filed by Cox Radio, dated and filed on April 3, 2009.

(a)(2)(A)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 29, 2009.

(a)(2)(B)	Letter, dated April 3, 2009, from the Special Committee of Cox Radio to Cox Radio’s stockholders (incorporated by reference to Exhibit (a)(2)(A) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(C)	Press release issued by Cox Radio on April 3, 2009, entitled “Cox Radio, Inc. Issues Response/Recommendation Statement Regarding Tender Offer of Cox Enterprises, Inc.” (incorporated by reference to Exhibit (a)(2)(B) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(2)(D)	Press release issued by Cox Radio on April 1, 2009, entitled “Cox Radio, Inc. Forms Special Committee to Evaluate Cox Media’s Tender Offer” (incorporated by reference to Exhibit (a)(2)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(A)	George Leon v. Cox Radio, Inc., et al., Case No. 4461, Delaware Chancery Court (filed March 27, 2009) (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(B)	Coral Springs Police Pension Fund v. Cox Radio, Inc., et al., Case No. 4463, Delaware Chancery Court (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(E) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(C)	Ruthellen Miller v. Cox Radio, Inc., et al., Case No. 09A 029219, Superior Court of Gwinnett County (filed March 30, 2009) (incorporated by reference to Exhibit (a)(5)(F) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(a)(5)(D)*	In re Cox Radio, Inc. Shareholders Litigation, Case No. 4461-VCP, Delaware Chancery Court (filed April 7, 2009).

(a)(5)(E)*	Ruthellen Miller v. James C. Kennedy, et al., Case No. 09-A-02921-9, Superior Court of Gwinnett County (filed April 8, 2009).

(a)(5)(F)*	Donald Dixon v. James C. Kennedy, et al., Case No. 1:09-CV-0938-JEC, U.S. District Court Northern District of Georgia, Atlanta Division (filed April 15, 2009).

(a)(5)(G)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated March 31, 2009.

(a)(5)(H)*	Unanimous Written Consent of the Board of Directors of Cox Radio, Inc. dated April 19, 2009.

(a)(5)(I)*	Memorandum of Understanding, dated April 29, 2009.

Exhibit No.	Description
(b)(1)*	Credit Agreement, dated as of July 26, 2006, by and among Cox Enterprises, Inc., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Citibank, N.A. and Wachovia Capital Markets, LLC, as syndication agents, Lehman Brothers Inc. and The Bank of Tokyo-Mitsubishi UFJ, LTD, New York Branch, as documentation agents, and JP Morgan Securities, Inc., Citigroup Global Markets, Inc. and Wachovia Capital Markets, LLC as joint lead arrangers and joint bookrunners (incorporated by reference to Exhibit 7.03 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(b)(2)*	First Commitment Increase Amendment to Credit Agreement, dated as of September 28, 2007 (incorporated by reference to Exhibit 7.04 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).
(b)(3)*	Second Amendment and Limited Waiver to Credit Agreement, dated as of December 29, 2008 (incorporated by reference to Exhibit 7.05 to the Schedule 13D/A filed by Cox Enterprises, Inc., Cox Holdings, Inc., Cox Media Group, Inc. and the Dayton Cox Trust A on March 23, 2009).

(c)(1)*	Materials presented by Citigroup Global Markets Inc. to the senior management of Cox Enterprises, Inc. on March 16, 2009.

(c)(2)*	Materials presented by Citigroup Global Markets Inc. to the Board of Directors of Cox Enterprises, Inc. on March 22, 2009.

(c)(3)*	Materials presented by senior management of Cox Enterprises, Inc. and Cox Media Group, Inc. to the Boards of Directors of Cox Enterprises, Inc. and Cox Media Group, Inc. on March 22, 2009.

(c)(4)	Opinion of Gleacher (incorporated by reference to Exhibit (a)(5)(C) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(c)(5)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by John Morton, Paul Ravaris and Associates.

(c)(6)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Duff & Phelps.

(c)(7)*	Appraisal of Cox Radio, Inc. as of December 31, 2007 by Bond & Pecaro.

(c)(8)*	Valuation of Cox Radio, Inc.’s radio stations as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(9)*	Valuation of Cox Radio, Inc.’s FCC licenses as of December 31, 2008 by Bond & Pecaro for purposes of impairment testing pursuant to SFAS No. 142.

(c)(10)*	Valuation of Cox Radio, Inc. as of December 31, 2007 by Valuation Research Corporation..

(c)(11)*	Materials presented by Citigroup Global Markets Inc. to the financial advisors of the special committee of Cox Radio, Inc. on April 24, 2009.

(d)	None.

(e)*	Promissory Note, dated December 4, 2003, filed with Cox Radio’s Annual Report on Form 10-K for the year ended December 31, 2008 (incorporated by reference to Exhibit (e)(1) to the Schedule 14D-9 filed by Cox Radio on April 3, 2009).

(f)*	Section 262 of the Delaware General Corporation Law (included as Schedule C of the Offer to Purchase filed with the Schedule TO on March 23, 2009 as Exhibit (a)(1)(A)).

(g)	None.

(h)	None.

*	Previously filed.

SIGNATURES

After due inquiry and to the best knowledge of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE TO AND SCHEDULE 13E-3

COX ENTERPRISES, INC.

/S/ JOHN M. DYER
John M. Dyer
Executive Vice President and Chief Financial Officer

COX MEDIA GROUP, INC.

/S/ NEIL O. JOHNSTON
Neil O. Johnston
Vice President and Chief Financial Officer

Date: April 30, 2009

SIGNATURES

After due inquiry and to the best knowledge of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

AMENDMENT TO SCHEDULE 13E-3

COX RADIO, INC.

/S/ CHARLES L. ODOM
Charles L. Odom
Chief Financial Officer

Date: April 30, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(2)(A)(ii)	Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 20, 2009.

(a)(2)(A)(iii)	Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed by Cox Radio, dated and filed on April 29, 2009.